Exhibit 12.02

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

	Twelve Months Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
(in millions)	2013	2013	2012	2011	2010	2009	2008

Earnings:
Pre-tax income	$384.4	$24.9	$374.9	$381.2	$326.7	$290.4	$195.4
Add: Fixed charges	129.9	32.4	129.6	123.3	110.9	104.0	85.2
Subtotal	514.3	57.3	504.5	504.5	437.6	394.4	280.6

Subtract:
Allowance for borrowed funds used during construction	3.0	0.7	3.5	10.4	5.5	8.3	4.0
Total earnings	511.3	56.6	501.0	494.1	432.1	386.1	276.6

Fixed Charges:
Interest on long-term debt	124.3	31.1	124.2	118.7	104.7	96.5	67.3
Interest on short-term debt and other interest charges	4.0	1.0	3.9	3.3	4.2	5.4	15.8
Calculated interest on leased property	1.6	0.3	1.5	1.3	2.0	2.1	2.1
Total fixed charges	$129.9	$32.4	$129.6	$123.3	$110.9	$104.0	$85.2

Ratio of Earnings to Fixed Charges	3.94	1.75	3.87	4.01	3.90	3.71	3.25